Corporate Offices	Burt M. Fealing
PO Box 990	Vice President
Minneapolis, MN 55440	Corporate Secretary &
(952) 828-4000	Chief Securities Counsel
(952) 828-4289
Fax: (952) 828-4403
burt.m.fealing@supervalu.com

November 24, 2008

Milwood Hobbs

Staff Accountant

Division of Corporation Finance, Mail Stop 3561

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC.
Form 10-K for the Fiscal Year Ended February 23, 2008
Form 10-Q for the Fiscal Quarter Ended June 14, 2008
File No.: 1-5418

Dear Mr. Hobbs:

SUPERVALU INC. (the “Company”) is in receipt of the Staff’s comment letter dated November 10, 2008 with respect to the above-referenced matters. The Company recently engaged Latham & Watkins LLP (“Latham”) to serve as special counsel to the Company in connection with the Company’s response to the Staff’s comment letter. Given the Company’s recent engagement of Latham, the Company intends to provide its response to the Staff on or before December 16, 2008.

If you have any questions regarding this matter, please contact John J. Huber of Latham at (202) 637-2242.

Sincerely,

/s/ Burt M. Fealing
Burt M. Fealing
Vice President, Corporate Secretary and Chief Securities Counsel